SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicy-held Company

CNPJ/MF nº 02.558.115/0001 -21
NIRE 4130001760-3

NOTICE TO THE MARKET

In response to Bovespa’s official notice GAE/SAE # 1197-06, in May 08, 2006, requiring clarifications of the possible fiscal benefits due to the corporate restructuring, announced on May 05, 2006, through which TIM Sul S.A. will be incorporated by TIM Celular S.A. and TIM Nordeste Telecomunicações S.A. will be incorporated by Maxitel S.A., we have to inform the following:

In March 31, 2006, the affiliates/ controlled companies TIM Celular S.A. and Maxitel S.A. had a tax loss and a negative social contribution base in the total amount of R$ 5.5 billion, to be compensated with future taxable incomes. Although this tax credits don’t have a prescription date, the Companies can offset only by the equivalent of 30% of the taxable income in each fiscal year.

The Company estimates that the tax credits of the income tax and social contribution, due to tax loss and negative base, in an amount around R$ 1.9 billion (based on the current combined tax rates of Corporate Income Tax and Social Contribution on Net Income equivalent to 34%), correspond to the current estimated value of R$ 1.0 billion.

Rio de Janeiro, May 08, 2006.

Stefano De Angelis
CFO and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 17, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer